[DSI PROPERTIES, INC. LETTERHEAD]



February 13, 2008


Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington DC, 20549

ATTN: 	Kevin Woody, Branch Chief
	Jennifer Monick, Staff Accountant

       Re: 	DSI Realty Income Fund VIII
		Form 10-K for Fiscal Year Ended December 31, 2006
		Form 10-Q for Quarterly Period Ended September 30, 2007
		File No. 002-90168

Ladies and Gentlemen:

       I am writing on behalf of DSI Realty Income Fund VIII, a California Limited Partnership, in response to a letter of comment from the staff of the Securities and Exchange Commission (the "Staff") which was dated December 12, 2007 (the "Staff Letter").

       DSI Realty Income Fund VIII acknowledges that:

* DSI Realty Income Fund VIII is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* DSI Realty Income Fund VIII may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's guidance and will proceed with the filing of our 10-K/As. Please direct these comments and/or any questions you may have to me or Richard P. Conway, SVP at (562) 493-3022.

Sincerely,

/s/ Robert J. Conway
__________________________________
Robert J. Conway
Chief Executive Officer